Exhibit 3

Media Release

5 May 2005

Decision to exchange NZ Class shares for Westpac ordinary shares

Westpac has today decided to exercise its right to exchange the NZ Class shares for Westpac ordinary shares.

The NZ Class shares were issued in 1999 by Westpac (NZ) Investments Limited, a New Zealand incorporated subsidiary of Westpac. The NZ Class shares provide New Zealand investors with an exposure to Westpac with access to dividends carrying New Zealand imputation credits.

As foreshadowed in Westpac’s 2004 full year results announcement, Westpac has a right to exchange the NZ Class shares for Westpac ordinary shares as a result of changes to Australian tax rules applying to the NZ Class share structure. As a consequence of the change in tax rules, Westpac would be subject to Australian franking debits in relation to the NZ Class share structure from 1 July 2005.

It has not been possible to restructure the NZ Class shares to ensure there are no adverse implications from an Australian tax or regulatory position while preserving the attractiveness to New Zealand resident shareholders.

NZ Class shareholders will automatically receive one Westpac ordinary share for each NZ Class share held at the time of the exchange. Formal notification of the exchange is expected to be sent to NZ Class shareholders on 7 July 2005 and it is anticipated that the Westpac ordinary shares will be allotted on 11 July 2005. A maximum of 52,569,931 Westpac ordinary shares will be issued.

NZ Class shareholders will receive one more imputed dividend on the NZ Class shares which will be paid on 1 July 2005. Thereafter, as holders of Westpac ordinary shares, they will be entitled to receive ordinary dividends (which typically carry Australian franking credits and not New Zealand imputation credits) and participate in Westpac’s dividend reinvestment plan.

The last day to trade the NZ Class shares on the New Zealand Stock Market (NZSX) is expected to be 1 July 2005.  Until that date, trading in the NZ Class shares will continue as normal.

Westpac ordinary shares are currently quoted on the NZSX under the Issuer Code ‘WBC.’ Westpac expects to establish a New Zealand register on 11 July 2005, allowing shareholders to trade Westpac ordinary shares on the NZSX through the FASTER system as well as the ASX.

www.westpac.com.au

An explanatory letter will be sent to NZ Class shareholders in the next few days outlining more detail on the exchange process.

NZ Class shareholders with enquiries can call the shareholder enquiry line on 0800 002 727 (within New Zealand) or + 64 9 488 8777 (if calling from outside New Zealand).

Westpac shareholder approval is not required for the issue of the Westpac ordinary shares and no other action is required by Westpac ordinary shareholders.

Key Dates

5 May 2005	Decision announced to exchange the NZ Class shares for Westpac ordinary shares

10 June 2005	Record date for NZ Class share interim dividend

1 July 2005	NZ Class shares expected to cease trading on NZSX

1 July 2005	Interim dividend (fully imputed) to be paid on NZ Class shares

7 July 2005	Exchange notice expected to be sent to NZ Class shareholders

11 July 2005	Westpac ordinary shares expected to be allotted

11 July 2005	Trading in the newly issued Westpac ordinary shares expected to commence on the NZSX

Ends.

For Further Information

David Lording	Paul Gregory
Head of Media Relations	Media Relations Manager
Australia	New Zealand
(02) 9226 3510 or 0419 683 411	(09) 367 3941 or 027 278 8177